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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.            )

NEXT LEVEL COMMUNICATIONS, INC.
(Name of Subject Company (issuer))

MOTOROLA, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

65333U 10 4
(CUISIP Number of Class of Securities)

Michelle M. Warner
Motorola, Inc.
1303 East Algonquin Road, Schaumburg, IL 60196
(847) 576-5000
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)

$30,432,934	$2,800

(1)
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Next Level Communications, par value $0.01 (the "Shares"), not beneficially owned by Motorola, Inc. ("Motorola") or its subsidiaries, at a purchase price of $1.04 Share, net to the seller in cash. As of September 30, 2002, there were 29,262,437 Shares on a fully diluted basis (treating as outstanding, options or share purchase rights subject to issuance at approximately $1.04 or less) not beneficially owned by Motorola or its subsidiaries.
(2)
The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 10, 2003. Such fee is equals .0092 percent of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: N/A
    Form or Registration No.: N/A
    Filing Party: N/A
    Date Filed: N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third party tender offer subject to Rule 14d-1.
  ☐
  issuer tender offer subject to Rule 13e-4.
  ☒
  going-private transaction subject to Rule 13e-3.
  ☒
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP No. 65333U 10 4

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Motorola, Inc.

(2)	Check the Appropriate Box if a Member of a Group. (See Instructions)		(a) ☐
(b) ☐

(3) SEC Use Only.

(4)	Source of Funds (See Instructions). WC

(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐

(6)	Citizenship or Place of Organization. Delaware

Number of Shares	(7)	Sole Voting Power.
196,008,238 (Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock, and 26,506,000 shares of common stock subject to Series A-2 Convertible Preferred Stock.)
Beneficially
Owned By Each Reporting	(8)	Shared Voting Power. 0
Person With
(9)	Sole Dispositive Power.
196,008,238 (Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock, and 26,506,000 shares of common stock subject to Series A-2 Convertible Preferred Stock.)

	(10)	Shared Dispositive Power. 0

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person.
196,008,238 (Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock, and 26,506,000 shares of common stock subject to Series A-2 Convertible Preferred Stock.)

(12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent Of Class Represented By Amount In Row (11) 89.67%

(14)	Type Of Reporting Person (See Instructions) CO

        This Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO relates to the offer by Motorola, Inc., a Delaware corporation ("Motorola") to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Next Level Communications, Inc., a Delaware corporation ("Next Level"), not owned by Motorola or its subsidiaries, at a purchase price of $1.04 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(1)(ii).

Item 1.    Summary Term Sheet

        Reference is made to the information set forth under Summary Term Sheet and Questions and Answers About the Tender Offer in the Offer to Purchase, which is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)    Reference is made to the information set forth under The Tender Offer—Section 6 ("Certain Information Concerning Next Level") in the Offer to Purchase, which is incorporated herein by reference.

        (b)    Reference is made to the information set forth under Introduction in the Offer to Purchase, which is incorporated herein by reference.

        (c)    Reference is made to the information set forth under The Tender Offer—Section 5 ("Price Range of Shares; Dividends") in the Offer to Purchase, which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        (a)    Reference is made to the information set forth under The Tender Offer—Section 7 ("Certain Information Concerning Motorola") and Schedule A ("Information Concerning the Directors and Executive Officers of Motorola") in the Offer to Purchase, which is incorporated herein by reference.

        (b)    Reference is made to the information set forth under The Tender Offer—Section 7 ("Certain Information Concerning Motorola") and Schedule A ("Information Concerning the Directors and Executive Officers of Motorola") in the Offer to Purchase, which is incorporated herein by reference.

        (c)    Reference is made to the information set forth under The Tender Offer—Section 7 ("Certain Information Concerning Motorola") and Schedule A ("Information Concerning the Directors and Executive Officers of Motorola") in the Offer to Purchase, which is incorporated herein by reference.

Item 4.    Terms of the Transaction

        (a)    Reference is made to the information set forth under Summary Term Sheet; Introduction; Special Factors—Sections 4 ("Purpose of the Offer; Motorola Plans for Next Level; Consideration of Alternatives") and 5 ("Certain Effects of the Offer and Merger"); The Tender Offer—Sections 1 ("Terms of the Offer"), 2 ("Acceptance for Payment and Payment for Shares"), 3 ("Procedure for Tendering Shares") and 4 ("Rights of Withdrawal") in the Offer to Purchase, which is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)    Reference is made to the information set forth under Special Factors—Sections 1 ("Background of Motorola's Investment in Next Level") and 2 ("Background of Motorola's Continued Investment in and Support of Next Level"), Schedule A ("Information Concerning the Directors and

Executive Officers of Motorola") and Schedule C ("Terms of Specific Agreements") in the Offer to Purchase, which is incorporated herein by reference.

        (b)    Reference is made to the information set forth under Special Factors—Sections 1 ("Background of Motorola's Investment in Next Level"), 2 ("Background of Motorola's Continued Investment in and Support of Next Level"), 3 ("Background of the Tender Offer"), 4 ("Purpose of the Offer; Motorola Plan for Next Level; Consideration of Alternatives"), The Tender Offer—Section 7 ("Certain Information Concerning Motorola"), and Schedule C ("Terms of Specific Agreements") in the Offer to Purchase, which is incorporated by reference.

Item 6.    Purpose of the Transaction and Plans or Proposals

        (a) and (c)(1)-(7)    Reference is made to the information set forth under Introduction, Special Factors—Sections 3 ("Background of the Tender Offer"), 4 ("Purpose of the Offer; Motorola Plans for Next Level; Consideration of Alternatives") and 5 ("Certain Effects of the Offer and Merger") and The Tender Offer—Section 8 ("Merger and Appraisal Rights; "Going Private" Rules") in the Offer to Purchase, which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        (a) and (b)    Reference is made to the information set forth under The Tender Offer—Section 9 ("Source and Amount of Funds") in the Offer to Purchase, which is incorporated herein by reference.

        (d)    Not applicable.

Item 8.    Interest in Securities of Subject Company

        (a) and (b)    Reference is made to the information set forth under Special Factors—Sections 1 ("Background of Motorola's Investment in Next Level") and 2 ("Background of Motorola's Continued Investment in and Support of Next Level"); Schedule A ("Information Concerning the Directors and Executive Officers of Motorola"); Schedule B ("Security Ownership of Certain Beneficial Owners and Management") and Schedule C ("Terms of Specific Agreements") in the Offer to Purchase, which is incorporated herein by reference.

Item 9.    Persons / Assets, Retained, Employed, Compensated or Used

        (a)    Reference is made to the information set forth under Introduction and The Tender Offer—Section 13 ("Fees and Expenses") in the Offer to Purchase, which is incorporated herein by reference.

Item 10.    Financial Statements

        (a)    The financial statements of Motorola are not material to the Offer.

        (b)    The pro forma financial statements of Motorola are not material to the Offer.

Item 11.    Additional Information

        (a)(1)    None.

        (a)(2)    Reference is made to the information set forth under Introduction, The Tender Offer—Sections 2 ("Acceptance for Payment and Payment for Shares"), 3 ("Procedure for Tendering Shares"), 8 ("Merger and Appraisal Rights; "Going Private" Rules") and 12 ("Certain Legal Matters") in the Offer to Purchase, which is incorporated herein by reference.

        (a)(3)    Reference is made to the information set forth under The Tender Offer—Section 12 ("Certain Legal Matters") in the Offer to Purchase, which is incorporated herein by reference.

        (a)(4)    None.

        (a)(5)    Reference is made to the information set forth under The Tender Offer—Section 12 ("Certain Legal Matters") in the Offer to Purchase, which is incorporated herein by reference.

        (b)    Reference is made to the Letter of Transmittal and the information set forth under Special Factors—Sections 7 ("Motorola Evaluation of Next Level and Projections"), 8 ("Report of RHK on Next Level's Market Position and Business Model") and 9 ("Preliminary Report of JPMorgan to Motorola") and Schedule E ("Next Level Projections") in the Offer to Purchase which is incorporated herein by reference.

Item 12.    Exhibits

(a)(1)(i)	Offer to Purchase dated January 27, 2003.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.
(a)(1)(vii)	Summary Advertisement as published on January 27, 2003.
(a)(1)(viii)*	Text of Press Release issued by Motorola on January 13, 2003.

* Previously filed with the SEC as an exhibit to Motorola, Inc.'s Schedule TO dated January 13, 2003 and available for inspection in the manner set forth with respect to information concerning Motorola, Inc. in The Tender Offer—Section 7 ("Certain Information Concerning Motorola") in the Offer to Purchase.
(a)(1)(ix)*	Questions and Answers for Motorola, Inc. Tender Offer for Next Level Communications Common Stock, issued by Motorola on January 13, 2003.
(a)(5)(i)
Complaint of Mary Gorton, individually and on behalf of all others similarly situated, against J. Michael Norris, et al., Civil Action No. 20119 filed in the Court of Chancery of the State of Delaware on January 14, 2003.
(a)(5)(ii)
Complaint of Fishoff Family Foundation, individually and on behalf of all others similarly situated, against Michael J. Norris, et al., Civil Action No. 20118, filed in the Court of Chancery of the State of Delaware on January 14, 2003.
(a)(5)(iii)
Complaint of Robert Bruckner, individually and on behalf of all others similarly situated, against Next Level Communications, Inc., et al., Civil Action No. 20115 filed in the Court of Chancery of the State of Delaware on January 14, 2003.
(a)(5)(iv)
Complaint of Barry Feldman, individually and on behalf of all others similarly situated, against J. Michael Norris, et al., Civil Action No. 20114 filed in the Court of Chancery of the State of Delaware on January 14, 2003.
(b)	None.
(d)(i)
Agreement and Plan of Merger, dated as of Nov. 9, 1999, between General Instrument, Spencer Trask, and Next Level (incorporated by reference to Ex. 2.1 to Amendment No. 6 to Next Level's registration statement on Form S-1, File No. 333-85999, filed with the SEC on Nov. 9, 1999).
(d)(ii)
Corporate and Intercompany Agreement, between General Instrument and Next Level (incorporated by reference to Ex. 10.2 to Amendment No. 6 to Next Level's registration statement on Form S-1, File No. 333-85999, filed with the SEC on Nov. 9, 1999).
(d)(iii)
Patent and Technical Information Cross-License Agreement, between Next Level and General Instrument (incorporated by reference to Ex. 10.5 to Amendment No. 6 to Next Level's registration statement on Form S-1, File No. 333-85999, filed with the SEC on Nov. 9, 1999).

(d)(iv)
Registration Rights Agreement, between General Instrument, Next Level, and Spencer Trask (incorporated by reference to Ex. 4.2 to Amendment No. 6 to Next Level's registration statement on Form S-1, File No. 333-85999, filed with the SEC on Nov. 9, 1999).
(d)(v)	Tax Allocation and Sharing Agreement, between Next Level and Motorola (incorporated by reference to Ex. 10.2 to Next Level's Form 10-Q, File No. 000-27877, filed with the SEC on May 15, 2001).
(d)(vi)
Credit Agreement, dated as of May 16, 2001, between Next Level and Motorola, as lender (incorporated by reference to Ex. 99.1 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on May 29, 2001).
(d)(vii)
Credit Agreement, Amendment No. 1, dated as of July 25, 2001, between Next Level and Motorola (incorporated by reference to Ex. 10.1 to Next Level's Form 10-Q, File No. 000-27877, filed with the SEC on Aug. 2, 2001).
(d)(viii)
Credit Agreement, Amendment No. 2, dated as of Sept. 28, 2001, between Next Level and Motorola (incorporated by reference to Ex. 10.1 to Next Level's Form 10-Q, File No. 000-27877, filed with the SEC on Nov. 14, 2001).
(d)(ix)
Credit Agreement, Amendment No. 3, dated as of Oct. 15, 2001, between Next Level and Motorola (incorporated by reference to Ex. 10.2 to Next Level's Form 10-Q, File No. 000-27877, filed with the SEC on Nov. 14, 2001).
(d)(x)
Credit Agreement, Amendment No. 4, dated as of Dec. 11, 2001, between Next Level and Motorola (incorporated by reference to Ex. 99.12 to Motorola's Schedule 13D Amendment No. 2, File No. 005-57193, filed with the SEC on Mar. 6, 2002).
(d)(xi)
Convertible Promissory Note, dated as of Dec. 11, 2001, between Next Level and Motorola (incorporated by reference to Ex. 99.13 to Motorola's Schedule 13D Amendment No. 2, File No. 005-57193, filed with the SEC on Mar. 6, 2002).
(d)(xii)
Credit Agreement, Amendment No. 5, dated as of May 30, 2002, between Next Level and Motorola (incorporated by reference to Ex. 10.1 to Next Level's Form 10-Q, File No. 000-27877, filed with the SEC on Aug. 14, 2002).
(d)(xiii)
Credit Agreement, Amendment No. 6, dated as of May 30, 2002, between Next Level and Motorola (incorporated by reference to Ex. 23 to Motorola's Schedule 13D, Amendment No. 4, File No. 005-57193, filed with the SEC on July 3, 2002).
(d)(xiv)
Credit Agreement, Amendment No. 7, dated as of Oct. 22, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.33 to Motorola's Schedule 13D, Amendment No. 6, File No. 005-57193, filed with the SEC Dec. 20, 2002).
(d)(xv)	Security Agreement, dated as of May 16, 2001, between Next Level and Motorola (incorporated by reference to Ex. 99.2 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on May 29, 2001).
(d)(xvi)
Registration Rights Agreement, dated as of May 16, 2001, between Next Level and Motorola (incorporated by reference to Ex. 9 to Motorola's Schedule 13D, Amendment No. 1, File No. 005-57193, filed with the SEC on June 15, 2001).
(d)(xvii)
Registration Rights Agreement, Amendment No. 1, dated as of Oct. 24, 2001, between Next Level and Motorola (incorporated by reference to Ex. 10.3 to Next Level's Form 10-Q, File No. 000-27877, filed with the SEC on Nov. 14, 2001).

(d)(xviii)
Registration Rights Agreement, Amendment No. 2, dated as of Dec. 11, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.19 to Motorola's Schedule 13D, Amendment No. 2, File No. 005-57193, filed with the SEC on Mar. 6, 2002).
(d)(xix)
Registration Rights Agreement, Amendment No. 3, dated as of Oct. 22, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.35 to Motorola's Schedule 13D, Amendment No. 6, File No. 005-57193, filed with the SEC on Dec. 20, 2002).
(d)(xx)
Guarantee in favor of Northwestern Mutual Life Ins. Co., dated Oct. 24, 2001 (incorporated by reference to Ex. 99.9 to Motorola's Schedule 13D, Amendment No. 2, File No. 005-57193, filed with the SEC on Mar. 6, 2002).
(d)(xxi)
Environmental Indemnity Agreement, dated as of Oct. 24, 2001, between Next Level, Motorola, and Northwestern Mutual Life Ins. Co. (incorporated by reference to Ex. 99.10 to Motorola's Schedule 13D, Amendment No. 2, File No. 005-57193, filed with the SEC on Mar. 6, 2002).
(d)(xxii)
Securities Purchase Agreement, dated as of Feb. 20, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.15 to Motorola's Schedule 13D, Amendment No. 2, File No. 005-57193, filed with the SEC on Mar. 6, 2002).
(d)(xxiii)
Registration Rights Agreement, dated as of Feb. 20, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.20 to Motorola's Schedule 13D, Amendment No. 2, File No. 005-57193, filed with the SEC on Mar. 6, 2002).
(d)(xxiv)
Commitment Letter from Motorola to Next Level, dated Mar. 29, 2002 (incorporated by reference to Ex. 21 to Motorola's Schedule 13D, Amendment No. 3, File No. 005-57193, filed with the SEC on Apr. 30, 2002).
(d)(xxv)
Securities Purchase Agreement, dated as of June 25, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.2 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on June 27, 2002).
(d)(xxvi)
Registration Rights Agreement, dated as of June 25, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.3 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on June 27, 2002).
(d)(xxvii)
Registration Rights Agreement, Amendment No. 1, dated as of Sept. 26, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.2 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on Oct. 1, 2002).
(d)(xxviii)
Registration Rights Agreement, Amendment No. 2, dated as of Dec. 18, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.2 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on Dec. 20, 2002).
(d)(xxix)
Securities Purchase Agreement, dated as of Sept. 26, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.1 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on Oct. 1, 2002).
(d)(xxx)
Securities Purchase Agreement, dated as of Dec. 18, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.1 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on Dec. 20, 2002).

(d)(xxxi)	Amended Certificate of Designation for Series A Preferred, by Next Level (incorporated by reference to Ex. 99.5 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on Dec. 20, 2002).
(d)(xxxii)	Amended Certificate of Designation for Series A-1 Preferred, by Next Level (incorporated by reference to Ex. 99.6 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on Dec. 20, 2002).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3

Item 2.    Subject Company Information

        (d)    Reference is made to the information set forth under The Tender Offer—Section 5 ("Price Range of Shares; Dividends") in the Offer to Purchase, which is incorporated herein by reference.

        (e)    Not Applicable.

        (f)    Reference is made to the information set forth under The Tender Offer—Section 5 ("Price Range of Shares; Dividends") and Schedule B ("Security Ownership of Certain Beneficial Owners and Management") in the Offer to Purchase, which is incorporated herein by reference.

Item 4.    Terms of the Transaction

        (c)    None.

        (d)    Reference is made to the information set forth under The Tender Offer—Section 8 ("Merger and Appraisal Rights; "Going Private" Rules") and Schedule D ("Section 262 of the Delaware General Corporation Law") in the Offer to Purchase, which is incorporated herein by reference.

        (e)    None.

        (f)    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        (c)    Reference is made to the information set forth under Introduction, Special Factors—Sections 1 ("Background of Motorola's Investment in Next Level"), 2 ("Background of Motorola's Continued Investment in and Support of Next Level"), and 3 ("Background of the Tender Offer") in the Offer to Purchase, which is incorporated herein by reference.

        (e)    Reference is made to the information set forth under Introduction, Special Factors—Sections 1 ("Background of Motorola's Investment in Next Level") and 2 ("Background of Motorola's Continued Investment in and Support of Next Level"), The Tender Offer—Sections 1 ("Terms of the Offer"), 2 ("Acceptance for Payment and Payment for Shares"), 3 ("Procedure for Tendering Shares"), 4 ("Rights of Withdrawal"), 9 ("Source and Amount of Funds") and 10 ("Certain Conditions of the Offer") and Schedule C ("Terms of Specific Agreements") in the Offer to Purchase, which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        (b)    Reference is made to the information set forth under Special Factors—Section 4 ("Purpose of the Offer; Motorola Plans for Next Level; Consideration of Alternatives") in the Offer to Purchase, which is incorporated by reference.

        (c)(8)    Reference is made to the information set forth under Special Factors—Section 5 ("Certain Effects of the Offer and Merger") in the Offer to Purchase, which is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

        (a), (b) and (c)    Reference is made to the information set forth under Introduction; Special Factors—Sections 3 ("Background of the Tender Offer"), 4 ("Purpose of the Offer; Motorola Plans for Next Level; Consideration of Alternatives"), 5 ("Certain Effects of the Offer and Merger) and 10 ("Motorola's Position Regarding the Fairness of the Offer") in the Offer to Purchase, which is incorporated herein by reference.

        (d)    Reference is made to the information set forth under Introduction, Special Factors—("Certain Effects of the Offer and Merger") and The Tender Offer—Section 8 ("Merger and Appraisal Rights; "Going Private" Rules") in the Offer to Purchase, which is incorporated herein by reference.

Item 8.    Fairness of the Transaction

        (a), (b), (c), (d), (e) and (f)    Reference is made to the information set forth under Special Factors—Sections 3 ("Background of the Tender Offer"), 10 ("Motorola's Position Regarding the Fairness of the Offer") and 4 ("Purpose of the Offer; Motorola Plans for Next Level; Consideration of Alternatives") in the Offer to Purchase, which is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations

        (a), (b) and (c)    Reference is made to the information set forth under Special Factors—Section 8 ("Report of RHK on Next Level's Market Position and Business Model") and 9 ("Preliminary Report of JPMorgan to Motorola") in the Offer to Purchase, which is incorporated herein by reference.

Item 10.    Source and Amount of Funds or Other Consideration

        (c)    Reference is made to the information set forth under The Tender Offer—Section 13 ("Fees and Expenses") in the Offer to Purchase, which is incorporated by reference.

Item 12.    The Solicitation or Recommendation

        (d)    Reference is made to the information set forth under The Tender Offer—Sections 12 ("Certain Legal Matters") and 6 ("Certain Information Concerning Next Level") of the Offer to Purchase, which is incorporated herein by reference.

        (e)    The filing persons are not aware of any officer, director or affiliate of Next Level or any person listed on Schedule A ("Information Concerning the Directors and Executive Officers of Motorola") to the Offer to Purchase who has made a recommendation either in support of or against the Offer.

Item 14.    Persons/Assets Retained, Employed, Compensated or Used

        (b)    None.

Item 16.    Exhibits.

        (c)(i)    Preliminary Report of J.P. Morgan Securities Inc. to Motorola, Inc., dated January 9, 2003.

        (c)(ii)    Report of RHK to Motorola, Inc., dated December 13, 2002.

        (f)    Section 262 of the Delaware General Corporation Law (included as Schedule D of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOTOROLA, INC.
By:	/s/ DONALD F. MCLELLAN
Name:	Donald F. McLellan
Title:	Corporate Vice President & Director, Corporate Development

Date: January 27, 2003

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated January 27, 2003.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Summary Advertisement as published on January 27, 2003.
(a)(1)(viii)*	Press Release issued by Motorola, Inc. on January 13, 2003.

* Previously filed with the SEC as an exhibit to Motorola, Inc.'s Schedule TO dated January 13, 2003 and available for inspection in the manner set forth with respect to information concerning Motorola, Inc. in The Tender Offer—Section 7 ("Certain Information Concerning Motorola") in the Offer to Purchase.
(a)(1)(ix)*	Questions and Answers for Motorola, Inc. Tender Offer for Next Level Communications Common Stock, issued by Motorola on January 13, 2003.
(a)(5)(i)
Complaint of Mary Gorton, individually and on behalf of all others similarly situated, against J. Michael Norris, et al., Civil Action No. 20119, filed in the Court of Chancery of the State of Delaware on January 14, 2003.
(a)(5)(ii)
Complaint of Fishoff Family Foundation, individually and on behalf of all others similarly situated, against Michael J. Norris, et al., Civil Action No. 20118, filed in the Court of Chancery of the State of Delaware on January 14, 2003.
(a)(5)(iii)
Complaint of Robert Bruckner, individually and on behalf of all others similarly situated, against Next Level Communications, Inc., et al., Civil Action No. 20115, filed in the Court of Chancery of the State of Delaware on January 14, 2003.
(a)(5)(iv)
Complaint of Barry Feldman, individually and on behalf of all others similarly situated, against J. Michael Norris, et al., Civil Action No. 20114, filed in the Court of Chancery of the State of Delaware on January 14, 2003.
(b)	None.
(c)(i)	Preliminary Report of J.P. Morgan Securities Inc. to Motorola, Inc. dated January 9, 2003.
(c)(ii)	Report of RHK, Inc. to Motorola, Inc., dated December 13, 2002.
(d)(i)
Agreement and Plan of Merger, dated as of Nov. 9, 1999, between General Instrument, Spencer Trask, and Next Level (incorporated by reference to Ex. 2.1 to Amendment No. 6 to Next Level's registration statement on Form S-1, File No. 333-85999, filed with the SEC on Nov. 9, 1999).

(d)(ii)
Corporate and Intercompany Agreement, between General Instrument and Next Level (incorporated by reference to Ex. 10.2 to Amendment No. 6 to Next Level's registration statement on Form S-1, File No. 333-85999, filed with the SEC on Nov. 9, 1999).
(d)(iii)
Patent and Technical Information Cross-License Agreement, between Next Level and General Instrument (incorporated by reference to Ex. 10.5 to Amendment No. 6 to Next Level's registration statement on Form S-1, File No. 333-85999, filed with the SEC on Nov. 9, 1999).
(d)(iv)
Registration Rights Agreement, between General Instrument, Next Level, and Spencer Trask (incorporated by reference to Ex. 4.2 to Amendment No. 6 to Next Level's registration statement on Form S-1, File No. 333-85999, filed with the SEC on Nov. 9, 1999).
(d)(v)	Tax Allocation and Sharing Agreement, between Next Level and Motorola (incorporated by reference to Ex. 10.2 to Next Level's Form 10-Q, File No. 000-27877, filed with the SEC on May 15, 2001).
(d)(vi)
Credit Agreement, dated as of May 16, 2001, between Next Level and Motorola, as lender (incorporated by reference to Ex. 99.1 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on May 29, 2001).
(d)(vii)
Credit Agreement, Amendment No. 1, dated as of July 25, 2001, between Next Level and Motorola (incorporated by reference to Ex. 10.1 to Next Level's Form 10-Q, File No. 000-27877, filed with the SEC on Aug. 2, 2001).
(d)(viii)
Credit Agreement, Amendment No. 2, dated as of Sept. 28, 2001, between Next Level and Motorola (incorporated by reference to Ex. 10.1 to Next Level's Form 10-Q, File No. 000-27877, filed with the SEC on Nov. 14, 2001).
(d)(ix)
Credit Agreement, Amendment No. 3, dated as of Oct. 15, 2001, between Next Level and Motorola (incorporated by reference to Ex. 10.2 to Next Level's Form 10-Q, File No. 000-27877, filed with the SEC on Nov. 14, 2001).
(d)(x)
Credit Agreement, Amendment No. 4, dated as of Dec. 11, 2001, between Next Level and Motorola (incorporated by reference to Ex. 99.12 to Motorola's Schedule 13D Amendment No. 2, File No. 005-57193, filed with the SEC on Mar. 6, 2002).
(d)(xi)
Convertible Promissory Note, dated as of Dec. 11, 2001, between Next Level and Motorola (incorporated by reference to Ex. 99.13 to Motorola's Schedule 13D Amendment No. 2, File No. 005-57193, filed with the SEC on Mar. 6, 2002).
(d)(xii)
Credit Agreement, Amendment No. 5, dated as of May 30, 2002, between Next Level and Motorola (incorporated by reference to Ex. 10.1 to Next Level's Form 10-Q, File No. 000-27877, filed with the SEC on Aug. 14, 2002).
(d)(xiii)
Credit Agreement, Amendment No. 6, dated as of May 30, 2002, between Next Level and Motorola (incorporated by reference to Ex. 23 to Motorola's Schedule 13D, Amendment No. 4, File No. 005-57193, filed with the SEC on July 3, 2002).
(d)(xiv)
Credit Agreement, Amendment No. 7, dated as of Oct. 22, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.33 to Motorola's Schedule 13D, Amendment No. 6, File No. 005-57193, filed with the SEC Dec. 20, 2002).

(d)(xv)	Security Agreement, dated as of May 16, 2001, between Next Level and Motorola (incorporated by reference to Ex. 99.2 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on May 29, 2001).
(d)(xvi)
Registration Rights Agreement, dated as of May 16, 2001, between Next Level and Motorola (incorporated by reference to Ex. 9 to Motorola's Schedule 13D, Amendment No. 1, File No. 005-57193, filed with the SEC on June 15, 2001).
(d)(xvii)
Registration Rights Agreement, Amendment No. 1, dated as of Oct. 24, 2001, between Next Level and Motorola (incorporated by reference to Ex. 10.3 to Next Level's Form 10-Q, File No. 000-27877, filed with the SEC on Nov. 14, 2001).
(d)(xviii)
Registration Rights Agreement, Amendment No. 2, dated as of Dec. 11, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.19 to Motorola's Schedule 13D, Amendment No. 2, File No. 005-57193, filed with the SEC on Mar. 6, 2002).
(d)(xix)
Registration Rights Agreement, Amendment No. 3, dated as of Oct. 22, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.35 to Motorola's Schedule 13D, Amendment No. 6, File No. 005-57193, filed with the SEC on Dec. 20, 2002).
(d)(xx)
Guarantee with Northwestern Mutual Life Ins. Co., dated Oct. 24, 2001 (incorporated by reference to Ex. 99.9 to Motorola's Schedule 13D, Amendment No. 2, File No. 005-57193, filed with the SEC on Mar. 6, 2002).
(d)(xxi)
Environmental Indemnity Agreement, dated as of Oct. 24, 2001, between Next Level, Motorola, and Northwestern Mutual Life Ins. Co. (incorporated by reference to Ex. 99.10 to Motorola's Schedule 13D, Amendment No. 2, File No. 005-57193, filed with the SEC on Mar. 6, 2002).
(d)(xxii)
Securities Purchase Agreement, dated as of Feb. 20, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.15 to Motorola's Schedule 13D, Amendment No. 2, File No. 005-57193, filed with the SEC on Mar. 6, 2002).
(d)(xxiii)
Registration Rights Agreement, dated as of Feb. 20, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.20 to Motorola's Schedule 13D, Amendment No. 2, File No. 005-57193, filed with the SEC on Mar. 6, 2002).
(d)(xxiv)
Commitment Letter from Motorola to Next Level, dated Mar. 29, 2002 (incorporated by reference to Ex. 21 to Motorola's Schedule 13D, Amendment No. 3, File No. 005-57193, filed with the SEC on Apr. 30, 2002).
(d)(xxv)
Securities Purchase Agreement, dated as of June 25, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.2 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on June 27, 2002).
(d)(xxvi)
Registration Rights Agreement, dated as of June 25, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.3 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on June 27, 2002).
(d)(xxvii)
Registration Rights Agreement, Amendment No. 1, dated as of Sept. 26, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.2 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on Oct. 1, 2002).

(d)(xxviii)
Registration Rights Agreement, Amendment No. 2, dated as of Dec. 18, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.2 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on Dec. 20, 2002).
(d)(xxix)
Securities Purchase Agreement, dated as of Sept. 26, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.1 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on Oct. 1, 2002).
(d)(xxx)
Securities Purchase Agreement, dated as of Dec. 18, 2002, between Next Level and Motorola (incorporated by reference to Ex. 99.1 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on Dec. 20, 2002).
(d)(xxxi)	Amended Certificate of Designation for Series A Preferred, by Next Level (incorporated by reference to Ex. 99.5 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on Dec. 20, 2002).
(d)(xxxii)	Amended Certificate of Designation for Series A-1 Preferred, by Next Level (incorporated by reference to Ex. 99.6 to Next Level's Form 8-K, File No. 000-27877, filed with the SEC on Dec. 20, 2002).
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule D in the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	None.
(h)	None.

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of Subject Company
  Item 9. Persons / Assets, Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3
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